EXHIBIT 99.1

LIMITED REVIEW REPORT

To
The Board of Directors
Mahanagar Telephone Nigam Limited

1.
We have reviewed the accompanying statement of unaudited financial results of Mahanagar Telephone Nigam Limited for the quarter ended 31st March, 2010. This statement is the responsibility of the company’s management and has been approved by the board of directors/Committee of Board of Directors. Our responsibility is to issue a report on these financial statements based on our review.

2.
We conducted our review in accordance with the Standard on Review Engagement (SRE) 2400. Engagements to Review Financial Statements issued by the Institute of Chartered Accountants of India. This standard requires that we plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data and thus provide less assurance than an audit. We have not performed an audit and accordingly, we do not express an audit opinion.

3.
We draw attention to the Para No. 4 of the Reviewed quarterly results pertaining to actuarial valuation for retirement benefits of the employees of the company, the issue being technical, we have relied on the estimation provided by the company and managements’ perceptions in this regard.

In view of this we are unable to comment on the adequacy or otherwise of these provisions.

4.
Based on our review conducted as above, nothing has come to our attention other than the observations/matters mentioned in Annexure-I to this report, that causes us to believe that the accompanying statement of unaudited financial results prepared in accordance with applicable accounting standards and other recognized accounting practices and policies has not disclosed the information required to be disclosed in terms of Clause 41 of the Listing Agreement including the manner in which it is to be disclosed, or that it contains any material misstatement.

ANNEXURE 1 TO LIMITED REVIEW REPORT

ANNEXED TO AND FORMING PART OF THE LIMITED REVIEW REPORT (Referred to in para 3 of our report dated 13th May, 2010)

1.
The company in its unaudited results for the quarter under review, has neither disclosed how the qualification made by the auditors in respect of previous accounting years/periods have been addressed and if the qualifications have not been resolved, the reasons therefore and the steps the company intends to take in such matters, nor it has given the impact of these qualifications on the unaudited quarterly results for the quarter under review, as required under the provisions of clause 41(iv)(c) of the Listing Agreement.

2.
The license fee for Internet Services has been provided for by making an adhoc allocation of revenues for Broadband connections towards Basic revenues @ Rs 35/per connection per month. The basis is subject to approval of the DOT. Moreover, the change has been carried out for the claims for the year 2009-10 and not for the earlier periods for which the License is continuing. The impact for the change in Accounting Policy in this regard has resulted in reduction in the License Fee for Internet Services. However, further reduction in the License Fee for the earlier periods has not been accounted for. The impact of the change in accounting policy in this regard has not been disclosed in the Reviewed results.

3.
Other Income include interest on Income Tax Refunds amounting to Rs.6860.7 millions. This includes an amount of Rs.6252.24 millions for which appeal effect is yet to be received by the company. Besides, the company has also reversed the Income tax provisions of Rs. 4983.51 millions pending receipt of appeal effects of the ITAT order on Section 80IA issue. (Refer Note No.2 of Reviewed Results)

4.	The provision on account of wage revision has been made for Rs. 7404.98 millions by the company on estimation basis. (Refer Note No.3 of Reviewed Results)

5.
One time spectrum fees for 3 G Mobile Services & BWA is payable at a price equivalent to highest bid. Pending finalization of the bids by the DOT, the provision for the 3 G Mobile Services has been made as per the latest available bid price of Rs. 45230 millions for both the centers and for BWA services has been retained at Rs. 3200 millions being the Minimum Reserve price. The provision of Rs. 4490.40 million has been made upto the end of the quarter on the basis of availability of these Licenses for twenty years. ( Refer Note No.6 of Reviewed Results)

6.	The provision for License fee for 2G spectrum has been provided for as per the existing agreements. The impact of any change in the 2G spectrum fee, if any, is not ascertainable at this stage.

7.
The company has allocated the establishment overheads amounting to Rs. 4380.4 millions and expenses amounting to Rs. 159.1 millions towards capital works on estimation basis. In view of the large amount getting allocated on capital projects vis a vis actual amount spent these projects, the basis needs to be made more scientific.

8.
All the receivables and payables including amount receivable/payable to BSNL/DOT/ITI, Inter Unit Accounts and bank balances are subject to confirmation, reconciliation and consequent adjustments. In the case of BSNL, the bills raised for the use of infrastructure services are not accepted them, hence we cannot comment on the amount shown as recoverable and outstanding since long.

9.
The provision for employee’s benefits as per Accounting Standard 15 (Revised), Tax expense and depreciation has been made on estimated basis. Pending actual determination of the liability/asset in this regard. The impact of the same on the results of the quarter is not ascertainable.

10.	The Impact of AS 28 regarding impairment of assets, if any, has not been worked out by the company in the unaudited financial results under review.

11.	A technical fraud involving a loss of Rs.235.80 millions was observed during the quarter; however, no provision for the same has been made in the accounts as the matter is still under investigation.

12.	The overall impact of matters referred to in the paras 3, 4 & 6 of the unaudited Reviewed quarterly results on the attached financial statements are not ascertainable.

13.	The corresponding previous period figures for the period ended 31st March.2010 are regrouped and rearranged wherever considered necessary.

REVIEWED SEGMENT WISE REVENUE, RESULTS AND CAPITAL EMPLOYED FOR THE THREE MONTHS ENDED ON 31/03/2010
(Rs. In Million)
S.NO	Particulars	3 Months ended 31/03/2010	Corresponding 3 Months ended 31/03/2009 in the previous year	Year to date figures for Current period stated 31/03/2010	Year to date figures for previous year ended 31/03/2009	Previous accounting year ended 31/03/2009
		REVIEWED	REVIEWED	REVIEWED	AUDITED	AUDITED
1	2	3	4	5	6	7

1.	Segment Revenue
	a. Basic Services	6,992.51	8,917.92	30,090.14	36,922.62	36,922.62
	b. Cellular	1,839.71	2,074.51	7,147.81	8,471.15	8,471.15
	C. Unallocated	-	-	-	-	-
	Total	8,835.22	10,922.43	37,237.96	45,393.77	45,393.77

	Less: Inter Segment Revenue	351.91	304.47	692.90	833.78	833.78

	Net Income From Operations	8,483.31	10,687.95	36,545.06	44,559.99	44,559.99

2.	Segment Results (Profit (+)/ Loss (-) before tax and interest from each segment)
	a. Basic Services	(4,669.01)	(746.07)	(15,456.84)	(1,578.18)	(1,578.18)
	b. Cellular	370.56	354.92	1,070.23	1,794.00	1,794.00
	c. Unallocated	(16,685.72)	(38.16)	(16,328.72)	2,433.63	2,433.63
	Total	(20,984.18)	(429.31)	(30,715.33)	2,649.45	2,649.45
	Less: (i) interest	0.96	19.99	7.11	11.53	11.53
	Total Profit before tax	(20,985.14)	(449.30)	(30,722.44)	2,637.92	2,637.92

3.	Capital Employed
	(Segment Assets - Segment Liabilities)
	a. Basic Services	18,936.08	37,366.93	18,936.08	35,826.82	35,826.82
	b. Cellular	10,297.15	6,579.33	10,297.15	7,160.33	7,160.33
	c. Unallocated	68,538.56	79,463.23	68,538.56	80,192.59	80,192.59
	Total	97,771.79	123,409.48	97,771.79	123,179.74	123,179.74

Notes: 1	Other income is not reflected. The unallocated items to be further allocated in the annual results based on detailed analysis.

Place: New Delhi
Date: 13.05.2010